

Mail Stop 3030

September 18, 2009

Via U S Mail and FAX [81-3-3214-7711]

Mr. Yuichi Kurita
Director and Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi
Chiyoda-ku
Tokyo 100-0005 Japan

> **Re:** **Advantest Corporation**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed on June 26, 2009**
> **File No. 1-15236**

Dear Mr. Kurita:

　　　　We have reviewed the information and proposed disclosures filed on September 11, 2009 and have the following additional comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Yuichi Kurita
Advantest Corporation
September 18, 2009
Page 2

Form 20-F for the fiscal year ended March 31, 2009

1.   As requested in our letter dated August 31, 2009, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jeanne Bennett at (202) 551-3606, or Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

                                                        Sincerely,

                                                        Brian R. Cascio
                                                        Accounting Branch Chief